Mail Stop 7010

                                                May 24, 2006



Mr. Steven W. Alstadt
Furniture Brands International, Inc.
101 South Hanley Road
St. Louis, Missouri 63105


	RE:	Furniture Brands International, Inc.
      Form 10-K for the fiscal year ended December 31, 2005
		Filed March 15, 2006
      File #1-91


Dear Mr. Alstadt:

      We have reviewed your response letter dated May 16, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

General
1. We note that each of your brands are regularly reviewed by your Chief Operating Decision Maker (CODM) and are operating segments as defined by paragraph 10 of FAS 131. You state that you believe aggregation of these operating segments is appropriate given that the brands have similar economic characteristics and are similar in the areas outlined in paragraphs 17a through 17e of FAS 131. However, we also have noted the following disclosures:
* On page eight of your Form 10-K you state that some of your products are sold at a higher profit than others and that an increase in the sales of your lower profit products at the expense of the sales of your higher profit products could result in a decrease in your earnings.
* On page 16 of your Form 10-K you state that the decrease in your sales from 2004 to 2005 reflects weakness at your mid-priced brands which was partially offset by revenue increases at your high-end brands.
* Your earnings releases from 2004 to the present routinely indicate weak results at your mid-priced brands which are offset by strong results from your high-end brands.

In order for us to fully understand the economic characteristics of your various brands, please provide us with copies of the internal reports that were reviewed by your CODM on a year-to-date basis for
2003, 2004 and 2005.

2. We have reviewed your response to our prior comment two. Given that your returns appear to be significant to your net income, it is unclear to us why you have not included disclosures about your product returns in your filings. Please clarify or revise future filings.



*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
or in her absence, to me at (202) 551-3689.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant


Mr. Steven W. Alstadt
Furniture Brands International, Inc.
May 24, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE